RED PLANET RESORTS

Harnessing Public Interest in Space Exploration



redplanetresorts.com New Britain, CT

Highlights

1. Over 700% growth in retail sales in just one year
2. Over 20,000 Instagram followers in only a few months
3. Has brought over 70 products to market in 10 months
4. Retailers include NASA, MIT, National Archives, Space Foundation, and numerous science centers

Featured Investor



David Cruickshank
Syndicate Lead

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Invested $216,000

Successful entrepreneur, inventor, and business developer

"I will committing to personally leading this project because I believe in it's true potential."

Team

Team

David Cruickshank SPV Voting Proxy

Mr. Cruickshank founded Red Planet Resorts in 2023 with the goal of capitalizing on the growing public and commercial interest in space exploration and development.

Pitch Deck


MARS
COLLECTIVE
A New Social Media and Entertainment Hub for Space Enthusiasts
TheFirstOnMars.com | RedPlanetResorts.com | Discord Server

Memo

People Love Space!

Red Planet Resorts LLC, an already successful organization with virtual trips to Mars and related merchandise sales, is planning its next growth phase with the introduction of The Mars Collective and is inviting you to take part in this growth venture to help take Red Planet Resorts to the next level!

Public interest in space exploration is growing fast. With the Artemis missions soon returning man to the moon and all of the recent commercial successes pushing us further, even possibly to Mars, there is a fresh new consumer landscape. There is a major difference between the "space race" consumer market of the 1960's and the space consumer market of today; the internet. With the ability to reach every consumer in the world either in their living rooms or on their mobile devices, the playing field has grown significantly.

Space enthusiasts, social media content creators, and even the space agencies themselves are spread out across platforms without a collaborative space. Creators have limited ways to produce original content which leaves fans with

degrees of separation and lost engagement for monetization. Space agencies themselves, perpetually hungry for public support and ratings, have created a following that is only interested during major launches.

We're solving the engagement issue by linking people together with a social dream hub for creators, educators, agencies, and space enthusiasts all over the world. We will be the common account for followers of all space-related platforms.

Red Planet Resorts is **much more than just a merchandise brand**, it is a concept that gets people excited and engaged. This project will harness all of the growing public interest in space from NASA's Artemis and SpaceX to all of the upcoming movies and humanity's return to the moon. We turn followers into revenue.


MARS
COLLECTIVE
THE FIRST ON MARS
Merchandise / Product Line
Social Media Content Engine
Dark Skies Land Network
Data Collection / Sales
Charity Engineering Platform

Merchandise / Product Line

- **Already successful and growing**
- Grow the physical retail store footprint and product lines
- Keep it tied to the online experience by using the merchandise as part of the story

Social Media Content Engine

- Grow to 1 Million+ followers as fast as possible
- The merchandise is already tied into the accounts to feed sales
- Unlike many other accounts, **we have the means to convert followers to revenue**

Dark Skies Land Network

- Work towards land acquisition and AirBnB development
- Inexpensive cabins and parcels in areas without night sky light pollution
- **Improves company stability** and revenue

Data Collection / Sales

- Build an engaged online community through Discord and Reddit
- Voluntarily collect valuable data for sale to partners
- Use the engagement to **sell targeted advertising opportunities**

Charity Engineering Platform

- **Drive engagement** through educationally-based engineering challenges
- Feed all of the other channels with public-facing altruism
- Proceeds from this component go to charity while fueling the other components


Market Traction
It's all about growing the community user base
Red Planet RESORTS
Fictional website concept alone was 113% Successful on
KICKSTARTER
Book a Vacation to Mars!
Funded
$11,341
Red Planet RESORTS
Over 19,000 Followers in only a few months on
Instagram
redplanetres...
Red Planet Resorts
75 posts
18.9K followers
63 following
1,984,183
Views

Take the product directly to the consumers.

Science centers, classrooms, observatories, roadside attractions... take the concept and brand directly to those likely to engage and inspire others rather than relying on social media and e-commerce algorithms.


Red Planet RESORTS
MARS COLLECTIVE
THE FIRST ON MARS
THE MARS ROVER TOUR
BUILD FOR THE RED PLANET, THRIVE ON THE BLUE ONE
@THEFIRSTONMARS | @REDPLANETRESORTS

Unite the community.

Followers are spread out and not connected. Revenue is needlessly being lost by all. By linking the followers of all accounts, all accounts are able to drive engagement on multiple social media platforms. These are the Instagram follower counts alone:

Agencies:		Influencers:	
NASA	104 Million	NASA Blueberry	541K
NASA - Johnson	1.5 Million	Cosmic Background	1.9 Million
NASA - Kennedy	974K	SunshineNate	1.1 Million
NASA - Artemis	1.5 Million	Cosmic Journey	322K
NASA - Perseverance	215K	Neil deGrasse Tyson	2.8 Million
International Space Station	9 Million	Astrokobi	1.3 Million
European Space Agency	3.3 Million	TheDeepAstronomy	1.1 Million
SpaceX	17.1 Million	NASA Lag	111K
United Launch Alliance	196K	StarTalk	1.5 Million

United Launch Alliance	19[illegible]K	StarTalk	1.[illegible] Million
Axiom Space	74.7K	EarthSkyScience	121K
Blue Origin	660K	SpaceInANutshell	1.8 Million
Firefly Aerospace	63.4K	Astro Alexandra	1.3 Million
Planetary Society	702K	Astro Athens	150K
SETI Institute	177K	Everyday Astronaut	289K
Hubble ESA	447K	Rami Astro	1 Million

Engage. Engage. Engage.

Problem solving challenges, movie nights, interactive experiences that unite in-person events with at-home followers, daily positivity through social media, and original entertainment content. The **engagement platform is built** and besides generating revenue, it will drive charitable contributions and inspire social good.

The next space race is here.

Join us in leading the community driving it.